Exhibit 99.1

APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers, managers and directors of Principal Holdings A GP. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Managers, Directors and Principal Executive Officers of Principal III GP

The managers, directors and principal executive officers of Principal Holdings A GP are Marc Rowan, Scott Kleinman, and James Zelter. The principal occupation of each of Messrs. Rowan, Kleinman, and Zelter is to act as executive officer, manager and director of Principal Holdings A GP and other related investment managers and advisors.

None of Messrs. Rowan, Kleinman, and Zelter effected any transactions in the Common Stock during the past 60 days.

The business address of each of Messrs. Rowan, Kleinman, and Zelter is c/o Apollo Management, L.P., 9 West 57th Street, 41st Floor, New York, New York 10019. Messrs. Rowan, Kleinman, and Zelter are each a citizen of the United States. Each of Messrs. Rowan, Kleinman, and Zelter disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.